SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)
________________________

GAMCO Investors, Inc.
(Name of Subject Company)
________________________

GAMCO Investors, Inc.
(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)
________________________

361438104
(CUSIP Number of Class of Securities)
________________________

Thomas J. Hearity
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
(914) 921-3700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$40,000,000	$5,456.00

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 800,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $50 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  November 14, 2012

Form or Registration No.:  Form SC-TO-I

Filing Party: GAMCO Investors, Inc.

Date Filed: November 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on November 14, 2012 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Original Schedule TO filed on November 20, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule TO filed on December 13, 2012 (“Amendment No. 2”) (the Original Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, this “Schedule TO”), relating to the offer (the “Offer”) by GAMCO Investors, Inc. (the “Company”) to purchase up to 800,000 shares of its Class A common stock, $0.001 par value per share, at a price not less than $46.00 nor greater than $50.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 14, 2012 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).  This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 4.  TERMS OF THE TRANSACTION

Item 4 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

The Offer expired at 12:00 Midnight, Eastern Time, on December 12, 2012.  A total of 717,389 shares were validly tendered and not properly withdrawn at or below the final purchase price of $50.00 per share.  Pursuant to the terms of the Offer to Purchase, the Company accepted for purchase all 717,389 shares tendered at a purchase price of $50.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.

Item 11.  ADDITIONAL INFORMATION

Item 11 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 18, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 Midnight, Eastern Time, on December 12, 2012.  A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12.  EXHIBITS

Item 12 to the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

   (a)    (5)    (C) Press release dated December 18, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMCO INVESTORS, INC.

By:	/s/ Robert S. Zuccaro
Name:	Robert S. Zuccaro
Title:	Executive Vice-President and Chief Financial Officer

Date: December 18, 2012

Exhibit Index

(a)	(1)	(A)	Offer to Purchase for Cash, dated November 14, 2012.*
		(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
		(C)	Notice of Guaranteed Delivery.*
		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
	(5)	(A)	Press Release dated November 13, 2012. Incorporated by reference to the Schedule TO-C filed by the Company on November 13, 2012.
		(B)	Press release dated December 13, 2012.**
		(C)	Press release dated December 18, 2012.***
(b)	Not applicable.
(d)	(1)
GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan  (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(2)
GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan  (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(3)
GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(4)
Employment Agreement between the Company and Mario J. Gabelli (Incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 7, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(5)
Exchange and Standstill Agreement, dated May 31, 2006, between the Company and Frederick J. Mancheski (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006).

(g)	None.
(h)	Not applicable.

* Previously filed with the Original Schedule TO on November 14, 2012.
** Previously filed with Amendment No. 2 on December 13, 2012.
*** Filed herewith.